Navios Maritime Holdings Inc.
Announces
Eight Long-Term Time Charters;
Orders for Four New Capesize Vessels for $460 million

PIRAEUS, Greece, August 14, 2007 — Navios Maritime Holdings Inc. (‘‘Navios’’ or ‘‘the Company’’) (NYSE: NM), a large, global, vertically integrated seaborne shipping company, announced today that it has secured eight long-term time charter contracts with an average charter period of 5.125 years and average charter hire of $24,338. The charters of 5 panamax and 3 ultra-handymax vessels are to Cargill, Mitsui O.S.K. Lines and Rio Tinto.

‘‘The favorable drybulk market and Navios’s brand name have converged to create an environment where Navios has been able to secure long-term charters at favorable rates with creditworthy parties. These eight new time charters represent, in the aggregate, 41 years of employment and approximately $361.0 million contracted revenue. Importantly, this long-term coverage provides us with secure cash flow and significant structural flexibility as Navios evolves its business model,’’ said Ms. Angeliki Frangou, Chairman and CEO of Navios.

As a result of these charters, Navios has extended the coverage of its core fleet to 99.0% for 2007, 88.9% for 2008, 49.6% for 2009 and 29% for 2010.

The time charter details vessels noted are set forth in the following schedule:

Vessel	Type	Built	DWT	Charter-Out Revenue Daily Rate(1)	Period(2)	Charter Out Effective Date(3)
Navios Galaxy I	Panamax	2001	74,195	21,937	10 years	1/26/2008
Navios Apollon	Ultra Handymax	2000	52,073	23,700	5 years	10/01/2007
Navios Meridian	Ultra Handymax	2002	50,316	23,700	5 years	10/2/2007
Navios TBN NB	Ultra Handymax	May 2008*	55,100	23,700	5 years	5/1/2008
Navios Felicity	Panamax	1997	73,867	26,169	5 years	4/26/2008
Navios Aldebaran	Panamax	March 2008*	76,500	28,391	5 years	3/1/2008
Navios Libra II	Panamax	1995	70,136	23,513	3 years	1/1/2008
Navios Alegria	Panamax	2004	76,466	23,594	3 years	1/1/2008

(*)	Vessel expected delivery date.
(1)	Net Time Charter-out Rate per day (net of commissions).
(2)	Charter agreements include a redelivery time range of 2 to 4 months.
(3)	Estimated commencement date of new charter assuming midpoint redelivery by charterers.

Orders for Four New Capesize Vessels for $460 Million

Navios also announced today that it has agreed to purchase two new Capesize vessels to be built by Daewoo Shipbuilding & Marine Engineering Company Ltd. in South Korea. Each vessel will cost $120.0 million and have approximately 180,000 dwt. Delivery is scheduled in June 2009 and September 2009. To date, Navios has placed $48.0 million on deposit for these vessels, with the $192.0 million balance due upon delivery. Navios also announced that it has entered into conditional agreements for the purchase of two new Capesize vessels. Each vessel will cost $110.0 million and have approximately 172,000 dwt. Delivery is scheduled in the fourth quarter of 2009.

‘‘As we continue to build long-term, secure cash flow, Navios has a margin of safety in entering into these purchase agreements for the Capesize vessels. Also, the drybulk market enables us currently to consider chartering these vessels with creditworthy parties for lengthy periods,’’ said Ms. Angeliki Frangou.

About Navios Maritime Holdings Inc.

Navios is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols ‘‘NM’’ and ‘‘NM WS’’, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Contacts

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com